UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-42183

QMMM Holdings Ltd.

(Translation of registrant’s name into English)

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 2, 2024, WallachBeth Capital, LLC, as the representative of the underwriters in the initial public offering (“IPO”) of QMMM Holdings Ltd. (the “Company”), partially exercised its option to purchase an additional 56,342 ordinary shares of the Company at a price of $4.00 per share, before deducting underwriting discounts. The closing for the sale of the over-allotment shares took place on August 8, 2024. The gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $8.83 million, before deducting underwriting discounts and other related expenses.

The Company issued a press release on August 8, 2024, announcing the partial exercise of the underwriters’ over-allotment option. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release dated August 8, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2024

QMMM Holdings Ltd.

By:	/s/ Bun Kwai
Name:	Bun Kwai
Title:	Chief Executive Officer

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